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                                                                    Exhibit 99.2


                                  BY-LAW NO. 1

    A by-law relating generally to the conduct of the business and affairs of

                             CINRAM ACQUISITION INC.

                        (herein called the "Corporation")

                                    CONTENTS

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
1.    Interpretation

2.    Directors

3.    Meetings of Directors

4.    Remuneration and Indemnification

5.    Officers

6.    Meetings of Shareholders

7.    Shares

8.    Dividends

9.    Fiscal Year

10.   Notices

11.   Execution of Documents

12.   Effective Date

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            BE IT ENACTED as a by-law of the Corporation as follows:

                                1. INTERPRETATION

1.01 In this by-law and all other by-laws and resolutions of the Corporation, unless the context otherwise requires:

     (a) "Act" means the Canada Business Corporations Act together with the Regulations made pursuant thereto and any statute or regulations that may be substituted therefor as amended from time to time;

     (b) "articles" means the articles of incorporation of the Corporation as amended or restated from time to time;

     (c)  "board" means the board of directors of the Corporation;

     (d) "by-laws" means this by-law and all other by-laws of the Corporation as amended from time to time, and from time to time in force and effect;

     (e)  "Corporation" means this Corporation;

     (f) "meeting of shareholders" means any meeting of shareholders, whether annual or special; and "special meeting of shareholders" means a special meeting of all shareholders entitled to vote at an annual meeting of shareholders and a meeting of any class or classes of shareholders entitled to vote on the question at issue;

     (g) "person" includes an individual, partnership, association, body corporate, trustee, executor, administrator or legal representative;

     (h) "recorded address" means, in the case of a shareholder, his address as recorded in the shareholders' register; and, in the case of joint shareholders, the address appearing in the shareholders' register in respect of such joint holding or the first address so appearing if there are more than one; and, in the case of a director, officer, auditor or member of a committee of the board, his latest address recorded in the records of the Corporation;

     (i) "unanimous shareholder agreement" shall have the meaning ascribed to such term under the Act.

1.02 In this by-law where the context requires, words importing the singular include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.03 Save as aforesaid, words and expressions defined in the Act shall have the same meanings when used herein.

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                                  2. DIRECTORS

2.01 Powers. Subject to any unanimous shareholder agreement, the business and affairs of the Corporation shall be managed by a board of directors.

     Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided for in the articles.

2.02 Resident Canadians. At least twenty-five percent of the directors of the Corporation must be resident Canadians. However, if the Corporation has less than four directors, at least one director must be a resident Canadian as defined in the Act.

2.03 Qualifications. No person shall be qualified for election as a director if he is less than eighteen (18) years of age; if he is of unsound mind and has been so found by a court in Canada or elsewhere; if he is not an individual; or if he has the status of a bankrupt.

2.04 Election and Term. The election of directors shall take place at the first meeting of shareholders and at each succeeding annual meeting at which an election of directors is required. The directors shall hold office for an expressly stated term, which shall expire not later than the close of the third annual meeting of shareholders following the election. A director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his election. Incumbent directors, if qualified, shall be eligible for re-election. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

2.05 Removal. Subject to the provisions of the Act, the shareholders may, by resolution passed by a majority of the votes cast at a special meeting of shareholders duly called for that purpose, remove any director before the expiration of his term of office and may, by a majority of votes cast at the meeting, elect any person in his stead for the remainder of his term, failing which such vacancy may be filled by the board.

2.06 Vacation of Office. A director ceases to hold office when he dies; he is removed from office by the shareholders; he ceases to be qualified for election as a director; or his written resignation is sent or delivered to the Corporation, or if a time is specified in such resignation, at the time so specified, whichever is later.

2.07 Vacancies. Subject to the provisions of the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the number or minimum

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                                      -6-


number of directors or from failure to elect the number or minimum number of directors required by the articles. If there is not a quorum of directors, or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy, and, if they fail to do so or if there are no directors then in office, the meeting may be called by any shareholder.

                            3. MEETINGS OF DIRECTORS

3.01 Place of Meetings. Meetings of the board of directors may be held at any place in or outside Canada.

3.02 Quorum. A majority of the number of directors or minimum number of directors required by the articles constitutes a quorum at any meeting of directors and notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors.

3.03 Resident Canadians. Directors shall not transact business at a meeting of directors unless,

     (a) at least twenty-five percent of the directors present are resident Canadians or, if the Corporation has less than four directors, at least one of the directors present is a resident Canadian, or

     (b) a majority of directors present are resident Canadians or if the Corporation has only two directors, at least one of the directors present is a resident Canadian.

3.04 Notwithstanding Section 3.03, directors may transact business at a meeting of directors where a majority of resident Canadian directors is not present if:

     (a) a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and

     (b) a majority of resident Canadian directors would have been present had that director been present at the meeting.

3.05 Calling of Meetings. Meetings of the board shall be held from time to time at such place, at such time and on such day as the chairman of the board, the managing director, the president or any two directors may determine, and the secretary shall call meetings when so directed or authorized. Notice of the time and place of every meeting so called shall be given to each director not less than 48 hours before the time when the meeting is to be held, except that no notice of a meeting shall be necessary if all the directors are present or if those absent have waived notice of or otherwise signified their consent to the holding of such meeting. A notice of

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a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including any proposal to:

     (a) submit to the shareholders any question or matter requiring approval of the shareholders;

     (b)  fill a vacancy among the directors or in the office of an auditor;

     (c)  issue securities;

     (d)  declare dividends;

     (e)  purchase, redeem or otherwise acquire shares of the Corporation;

     (f)  pay a commission for the sale of shares;

     (g)  approve a management proxy circular;

     (h)  approve a take-over bid circular or directors' circular;

     (i)  approve any annual financial statements; or

     (j)  adopt, amend or repeal by-laws.

3.06 Regular Meetings. The board may appoint a day or days in any month or months for regular meetings at a place and hour to be named. A copy of any resolution of the board fixing the place and time of regular meetings of the board shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meetings except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

3.07 First Meeting of New Board. Each newly elected board may without notice hold its first meeting following a meeting of shareholders at which such board is elected, provided that a quorum of directors is present.

3.08 Votes to Govern. At all meetings of the board, every question shall be decided by a majority of the votes cast on the question.

3.09 Casting Vote. In the case of an equality of votes on any question at a meeting of the board, the chairman of the meeting shall not be entitled to a second or casting vote.

3.10 Disclosure of Interests in Contracts. Every director or officer of the Corporation who is a party to a material contract or transaction or proposed material contract or transaction with the Corporation, or is a director or officer of or has a material interest in any person who is a party to a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose in writing to the Corporation or request to have entered in the minutes of a meeting of directors the nature and extent of his interest at the time and in the manner required by the Act. Any such contract or proposed contract shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the

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Corporation's business would not require approval by the board or the shareholders, and a director interested in a contract so referred to the board shall not vote on any resolution to approve the same except as provided by the Act.

3.11 Waiver of Notice. A director may in any manner waive a notice of a meeting of directors; and attendance of a director at a meeting of directors is a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transactions of any business on the grounds that the meeting is not lawfully called.

3.12 Participation by Telephone. A director may, if all the directors of the Corporation consent, participate in a meeting of directors or of a committee of directors by means of such telephone or other communications facilities as permit all persons participating at the meeting to hear each other, and a director participating in such a meeting is deemed to be present at the meeting.

3.13 Adjournment. Notice of an adjourned meeting of directors is not required to be given if the time and place of the adjourned meeting is announced at the original meeting.

3.14 Delegation. Directors may appoint from their number a managing director who is a resident Canadian or a committee of directors and delegate to such managing director or committee any of the powers of the directors. If the directors appoint a committee of directors, a majority of the members of the committee must be resident Canadians.

3.15 Resolution in Lieu of Meeting. A resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors, is as valid as if it had been passed at a meeting of directors or committee of directors. A copy of every such resolution shall be kept with the minutes of the proceedings of the directors or committee of directors.

3.16 One Director Meeting. If the Corporation has only one director, that director may constitute a meeting.

                       4. REMUNERATION AND INDEMNIFICATION

4.01 Remuneration. Subject to any unanimous shareholder agreement, the directors shall be paid such remuneration as may from time to time be determined by the board. Nothing herein shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor. In addition, directors shall be paid such sums in respect of their out-of-pocket expenses incurred in attending board, committee or shareholders meetings or

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otherwise in respect of the performance by them of their duties as the board may from time to time determine.

4.02 Limitation of Liability. Every director and officer of the Corporation, in exercising his powers and discharging his duties, shall act honestly and in good faith with a view to the best interests of the Corporation, and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the monies of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the monies, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune whatever, which shall happen in the execution of the duties of his office or in relation thereto, unless the same are occasioned by his own wilful neglect or default; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act or from liability for any breach thereof.

4.03 Indemnity of Directors and Officers. Subject to the provisions of the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation, or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of such corporation or body corporate if:

     (a) he acted honestly and in good faith with a view to the best interests of the Corporation; and

     (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

                                   5. OFFICERS

5.01 Appointment. Subject to the provisions of the Act, the articles or any unanimous shareholder agreement, the board may from time to time appoint a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a

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treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Save for the chairman of the board and the managing director, an officer may but need not be a director and one person may hold more than one office.

5.02 Term, Remuneration and Removal. The terms of employment and remuneration of all officers elected or appointed by the board (including the president) shall be determined from time to time by resolution of the board. The fact that any officer or employee is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be determined. All officers, in the absence of agreement to the contrary, shall be subject to removal by resolution of the board at any time with or without cause.

5.03 Chairman of the Board. The board may from time to time also appoint a chairman of the board who shall be a director. If appointed, the board may assign to him any of the powers and duties that are by any provisions of this by-law capable of being assigned to the president; and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the chairman of the board, his duties shall be performed and his powers exercised by the president.

5.04 Managing Director. The board may from time to time appoint a managing director who shall be a resident Canadian and a director. If appointed, he shall be the chief executive officer and, subject to the authority of the board, shall have general supervision of the business and affairs of the Corporation; and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the president, or if no president has been appointed, the managing director shall also have the powers and duties of that office.

5.05 President. The president shall be the chief operating officer of the Corporation and if no managing director has been appointed and, subject to the authority of the board, shall have the general supervision of the business and affairs of the Corporation and shall have such other powers and duties as the board may specify. During the absence or disability of the managing director, or if no managing director has been appointed, the president shall also have the powers and the duties of that office.

5.06 Vice-President. The board may from time to time appoint one or more vice-presidents. A vice-president so appointed shall have such powers and such duties as the board or the chief executive officer may prescribe.

5.07 Secretary. The board may from time to time appoint a secretary. The secretary shall attend all meetings of the directors, shareholders and committees of the board and shall

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enter or cause to be entered in books kept for that purpose minutes of all proceedings at such meetings; he shall give, or cause to be given, when instructed, notices required to be given to shareholders, directors, auditors and members of committees; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and other instruments belonging to the Corporation; and he shall perform such other duties as may from time to time be prescribed by the board.

5.08 Treasurer. The board may from time to time appoint a treasurer. The treasurer shall keep, or cause to be kept proper accounting records as required by the Act; he shall deposit or cause to be deposited all monies received by the Corporation in the Corporation's bank account; he shall, under the direction of the board, supervise the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board, whenever required, an account of all his transactions as treasurer and of the financial position of the Corporation; and he shall perform such other duties as may from time to time be prescribed by the board.

5.09 Other Officers. The duties of all other officers of the Corporation shall be such as the terms of their engagement call for or the board requires of them. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board otherwise directs.

5.10 Variation of Duties. From time to time and subject to the provisions of the Act, the board may vary, add to or limit the powers and duties of any officer.

5.11 Agents and Attorneys. The board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside of Canada with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

5.12 Fidelity Bonds. The board may require such officers, employees and agents of the Corporation as it deems advisable to furnish bonds for the faithful performance of their duties, in such form and with such surety as the board may from time to time prescribe.

5.13 Conflict of Interest. An officer shall disclose his interest in any material contract or transaction or proposed material contract or transaction with the Corporation at the time and in the manner provided by the Act.

                           6. MEETINGS OF SHAREHOLDERS

6.01 Annual Meetings. The annual meeting of shareholders of the Corporation shall be held at such time and on such day in each year as the board may from time to time determine, for the purpose of receiving the reports and statements required by the Act to be laid before the

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annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

6.02 Special Meetings. The directors may at any time call a special meeting of shareholders, for the transaction of any business which may properly be brought before such a meeting of shareholders. All business transacted at an annual meeting of shareholders, except consideration of the financial statements, auditor's report, election of directors and re-appointment of the incumbent auditor, is deemed to be special business.

6.03 Place of Meetings. Meetings of shareholders shall be held at the registered office of the Corporation, or at such other place within Canada as the directors from time to time determine, or if all the shareholders entitled to vote at the meeting so agree, at some place outside Canada.

6.04 Notice of Meetings. Notice of the time and place of each meeting of shareholders shall be sent not less than 21 days and not more than 60 days before the date of the meeting to the auditor of the Corporation, to each director, and to each person whose name appears on the records of the Corporation at the close of business on the day next preceding the giving of the notice as a shareholder entitled to vote at the meeting. Notice of a meeting of shareholders shall state:

     (a) the nature of the business to be transacted at the meeting in sufficient detail to permit the shareholders to form a reasoned judgment thereon; and

     (b) the text of any special resolution or by-law to be submitted to the meeting.

A shareholder and any other person entitled to attend a meeting of shareholders may in any manner and at any time waive notice of or otherwise consent to a meeting of shareholders.

6.05 Persons Entitled to be Present. The only persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat, the directors and the auditor of the Corporation and others who although not entitled to vote are entitled or required under any provision of the Act or by-laws of the Corporation to be present at the meeting. Any other persons may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

6.06 Quorum. Subject to the provisions of the Act, the holders of a majority of the shares entitled to vote at a meeting of shareholders present in person or by proxy constitute a quorum for the transaction of business at any meeting of shareholders.

6.07 One Shareholder Meeting. If the Corporation has only one shareholder, or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting.

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6.08 Right to Vote. At any meeting of shareholders, unless the articles otherwise provide, each share of the Corporation entitles the holder thereof to one vote at a meeting of shareholders, subject to the provisions of the Act.

6.09 Joint Shareholders. Where two or more persons hold the same share or shares jointly, any one of such persons present at a meeting of shareholders may in the absence of the others vote the shares but, if two or more of such persons who are present in person or by proxy, vote, they shall vote as one on the shares jointly held by them.

6.10 Proxies. Every shareholder entitled to vote at a meeting of shareholders may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders who are not required to be shareholders to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy. A proxy shall be in writing and executed by the shareholder or by his attorney authorized in writing and shall conform with the requirements of the Act. The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which time the proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, where no time is specified in such notice, the proxy has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

6.11 Scrutineers. At each meeting of shareholders one or more scrutineers may be appointed by a resolution of the meeting or by the chairman with the consent of the meeting to serve at the meeting. Such scrutineers need not be shareholders of the Corporation.

6.12 Votes to Govern. Unless otherwise required by the Act, or the articles or by-laws of the Corporation or a unanimous shareholder agreement, all questions proposed for the consideration of the shareholders at a meeting shall be decided by a majority of the votes cast thereon. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

6.13 Show of Hands. Subject to the provisions of the Act, at all meetings of shareholders every question shall be decided by a show of hands unless a ballot thereon be required by the chairman or be demanded by a shareholder or proxyholder present and entitled to vote. Upon a show of hands every person present and entitled to vote, has one vote regardless of the number of shares he represents. After a show of hands has been taken upon any question, the chairman may require or any shareholder or proxyholder present and entitled to vote may demand a ballot thereon. Whenever a vote by show of hand shall have been taken upon a

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question, unless a ballot thereon be so required or demanded, a declaration by the chairman that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the question. The result of the vote so taken and declared shall be the decision of the Corporation on the question. A demand for a ballot may be withdrawn at any time prior to the taking of the ballot.

6.14 Ballots. If a ballot is required by the chairman of the meeting or is demanded and the demand is not withdrawn, a ballot upon the question shall be taken in such manner as the chairman of the meeting directs.

6.15 Adjournment. The chairman of a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place.

                                    7. SHARES

7.01 Allotment. Subject to the provisions of the Act, the articles and any unanimous shareholder agreement, the board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such time and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

7.02 Share Certificates. Every holder of one or more shares of the Corporation is entitled, at his option, to a share certificate, or to a non-transferable written acknowledgment of his right to obtain a share certificate, showing the number and class or series of shares held by him as shown on the records of the Corporation. Share certificates and acknowledgments of a shareholder's right to a share certificate, respectively, shall be in such form or forms as the board shall from time to time approve. Any share certificate shall be signed in accordance with Section 11.01 of this by-law and need not be under the corporate seal; provided that certificates representing shares in respect of which a transfer agent or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent or registrar. If authorized by resolution of the directors, the corporate seal of the Corporation and the signature of one of the signing officers, or in the case of share certificates representing shares in respect of which a transfer agent or registrar has been appointed, the signatures of both signing officers may be printed or otherwise mechanically reproduced upon share certificates.

7.03 Replacement of Share Certificates. The directors may by resolution prescribe, either generally or in a particular case, the conditions upon which a new share certificate may be issued to replace a share certificate which has been defaced, lost, stolen or destroyed.

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7.04 Securities Records. The directors may from time to time appoint an agent to maintain the central securities register for the shares of the Corporation and if deemed advisable, one or more branch securities registers.

                                  8. DIVIDENDS

8.01 Declaration. Subject to the provisions of the Act, the articles or to any unanimous shareholder agreement, the directors may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

8.02 Payment. A dividend payable in cash shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class in respect of which it has been declared, and mailed by ordinary mail postage prepaid to such registered holder at his last recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid shall satisfy and discharge all liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold, unless such cheque be not paid on presentation.

8.03 Non-Receipt of Cheque. In the event of the non-receipt of any cheque for a dividend by the person to whom it is so sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in a particular case.

                                9. FINANCIAL YEAR

9.01 Financial Year. The financial year of the Corporation shall be as determined from time to time by the Board.

                                   10. NOTICES

10.01 Method of Giving Notice. Any notice, communication or other document to be given by the Corporation to a shareholder, director, officer or auditor or a member of a committee of the board of the Corporation under any provision of the articles or by-laws or otherwise shall be sufficiently given if delivered personally to the person to whom it is to be

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given, or if delivered to his recorded address, or if mailed by prepaid post in a sealed envelope addressed to him at his recorded address or if sent to him at his recorded address by means of any prepaid transmitted or recorded communication. The secretary may change the address on the records of the Corporation of any shareholder in accordance with any information believed by him to be reliable. A notice, communication or document so delivered shall be deemed to have been given when it is delivered personally or at the address aforesaid; a notice, communication or document so mailed shall be deemed to have been given when it is deposited in a post office or public letter box; and a notice so sent by means of transmitted or recorded communication shall be deemed to have been given when it is delivered to the appropriate communication company or agency or its representative for dispatch.

10.02 Computation of Time. In computing the date when notice must be given under any provision of the articles or by-laws requiring a specified number of days' notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

10.03 Omissions and Errors. The accidental omission to give any notice to any shareholder, director, officer or auditor or the non-receipt of any notice by any shareholder, director, officer or auditor or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

10.04 Notice to Joint Shareholders. All notices with respect to any shares registered in more than one name may, if more than one address appears on the records of the Corporation in respect of such joint holding, be given to such joint shareholders at the first address so appearing, and notice so given shall be a sufficient notice to all the holders of such shares.

10.05 Persons Entitled by Death or Operation of Law. Every person who by operation of law, by transfer or the death of a shareholder or otherwise becomes entitled to shares is bound by every notice in respect of such shares which has been duly given to the registered holder from whom he derives title prior to his name and address being entered on the records of the Corporation (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

10.06 Waiver of Notice. Any shareholder (or his duly appointed proxy), director, officer or auditor or member of a committee of the board may at any time waive the sending of any notice, or waive or abridge the time for any notice, required to be given under the Act, the articles or by-laws of the Corporation or otherwise and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or a committee of the board which may be given in any manner.

10.07 Signatures to Notices. The signatures to any notice to be given by the Corporation may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

                           11. EXECUTION OF DOCUMENTS

11.01 Deeds, transfers, assignments, contracts and obligations of the Corporation may be signed as follows:

     (i) if the offices of President and Secretary are held by one person, by that person alone; or

     (ii) by the Chairman of the Board together with the President, if two different persons hold such offices; or

     (iii) by the President, a Vice-President or a director, together with the Secretary, Treasurer, Assistant Secretary, Assistant Treasurer.

Notwithstanding the foregoing, the board may at any time and from time to time direct the manner in which and the person or persons by whom any particular deed, transfer, contract or obligation or any class of deeds, transfers, contracts or obligations may be signed.

11.02 Seal. Any person authorized to sign any document may affix the corporate seal thereto.

                               12. EFFECTIVE DATE

12.01 Effective Date. This by-law shall come into force when enacted by the directors, subject to the provisions of the Act.

                      ENACTED this 27th day of March, 2006.

"Peter G. White"

Peter G. White
President and Secretary

                               Amending Resolution
                  passed by the sole director on April 25, 2006
             and confirmed by the sole shareholder on April 25, 2006

"RESOLVED that the following resolution be and the same is hereby passed by the sole director of the Corporation:

1. Section 7 of By-law No. 1 of the Corporation respecting Shares be and the same is hereby supplemented with the following:

"7.05 Lien for Indebtedness. Subject to the Act, the Corporation has a lien on shares registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Corporation. The Corporation may enforce the lien by:

(i) in the case of a lien on redeemable shares, redeeming the shares at their redemption price and applying the redemption price to the debt of the shareholder and paying any balance to the shareholder. If such redemption is made solely for the purpose of enforcing such lien, then subject to any provision to the contrary contained in the Act or the Articles the Corporation shall not be obliged to redeem any shares other than the redeemable shares being redeemed for such purpose; and

(ii) in the case of any such shares, including redeemable shares, by selling such shares or such portions thereof as the directors may from time to time in their discretion determine to such persons and on such terms as the directors may in their discretion have authorized, provided that not less than 30 days prior to the date of such sale the Corporation shall have provided a notice to such shareholder or his legal representative demanding payment of the debt and advising such shareholder or his legal representative that unless such debt together with any interest accruing thereon up to the time of payment shall have been paid within such 30 days, the Corporation may thereafter without further notice to such shareholder or his legal representative effect a sale of all or any part of the shares of such shareholder pursuant to this provision. Such notice may be given by prepaid ordinary mail addressed to the shareholder at his last known address appearing on the records of the Corporation and in the event of such mailing such notice shall be deemed to have been received three days after the mailing thereof. The Corporation may, in lieu of such notice, advertise such notice at least 30 days before the intended date of the sale in a daily newspaper of general circulation published or distributed in the place where the Corporation has its registered office. The title of such shareholder or his legal representative to any such shares so sold shall, by that sale, be divested and transferred to the respective purchasers of such shares. The proceeds of such sale shall be applied, firstly, to pay the reasonable costs and expenses incurred by the Corporation in providing such notice or making such advertisement and in effecting such sale, and nextly pro tanto on account of a payment of all indebtedness then owing by such shareholder to the Corporation, and any balance thereafter remaining shall be paid to such shareholder or his legal representative.

Any sums which are payable by the Corporation to a shareholder or his legal representative pursuant to this section shall not bear interest unless payment thereof shall have been demanded by such shareholder or his legal representative and the Corporation shall have failed to pay the sum owing within a period of five days after such demand. In lieu of making payment of any sum which is payable to a shareholder or his legal representative pursuant to this section, the Corporation may deposit such sum to the credit of such shareholder or his legal representative with any Canadian chartered bank or trust company having an office in the City of Toronto, Ontario, and such deposit shall be deemed to satisfy all obligations of the Corporation to pay the sum so deposited to such shareholder or his legal representative.

Page 2 The enforcement of a lien pursuant to this section shall be without prejudice to any other right which the Corporation may have to enforce the lien which may in law be available to it or to any remedy available to the Corporation for collection of the debt or any part thereof."